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                                                                Exhibit (c)(12)

                             1999 AMENDMENT TO THE
                             EMPLOYMENT AGREEMENT
                BETWEEN C. MICHAEL CARTER AND PINKERTON'S, INC.


     This amendment to Employment Agreement (the "Agreement") between C. Michael Carter (the "Executive") and Pinkerton's, Inc. and Pinkerton Management Corporation (together the "Company"), which is set forth in letters dated September 1 and December 9, 1994, February 15, 1995 and December 5, 1997, is entered into as of the 3rd day of February, 1999:

     WHEREAS, the extremely high level of mergers and acquisitions activity in the United States and circumstances affecting the Company and its industry have created the possibility that it could receive one or more inquiries or proposals looking toward a possible acquisition or business combination, notwithstanding the existing resolution of the Board of Directors that the Company is not for sale; and

     WHEREAS, the Executive's compensation and benefit arrangements with the Company are such that if an acquisition or business combination were to occur during 1999 there could be a loss to him of substantial value which would otherwise be realized in the absence of such a transaction; and

     WHEREAS, the Board of Directors has determined that it is in the best interests of the Company and its stockholders to ensure that the Executive's financial interests are aligned with those of the stockholders in the event of an acquisition or business combination;

     NOW THEREFORE, in consideration of the mutual agreements herein set forth, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Company and the Executive do hereby agree to add a new provision to the Agreement, reading in its entirety as follows:


                           CHANGE IN CONTROL IN 1999


          Sections 1.02 through 1.07, below, shall apply if a Change in Control (as defined in Section 1.02 below) occurs during 1999, notwithstanding any other provision of the Agreement to the contrary. If a Change in Control does not occur during 1999, such provisions (Sections 1.02 through 1.07) shall automatically be cancelled and of no further force or effect without further action on the part of either you or the Company. Sections 1.01 and 1.08 shall apply whether or not there is a Change in Control during 1999.

          Section 1.01  Duties in Connection with a Change in Control.  In the
                        ---------------------------------------------
event the Executive becomes aware of any credible, legitimate, inquiry or proposal looking to a transaction involving the Company which would constitute a Change in Control, Executive shall promptly report the same to the Board of Directors of the Company and shall, to the extent requested by the Board of Directors, participate in any exchange of information, negotiations or discussions concerning such potential transaction. In connection therewith, Executive shall, as requested by
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the Board of Directors, assist the Company's financial advisor in preparing an offering memorandum or other materials, participate in presentations and "due-diligence" meetings with other parties; use his best efforts to achieve the cooperation and continued support of other members of management and employees of the Company in the process; and provide leadership and assistance in successfully consummating any transaction which may be agreed upon and approved by the Board of Directors. All actions by the Executive in connection with any such process shall be consistent with the procedures and strategy developed by the Company and its financial advisor.

          Section 1.02  Definition of Change in Control.  As used herein, the
                        -------------------------------
term "Change in Control" shall have the meaning set forth in section (B) of Appendix B to the letter dated December 9, 1994 from Gary J. Hasenbank to the Executive, as amended, except that each of subparagraphs (3) and (4) thereof shall be amended by adding, in the first line, the words "and the subsequent completion of" after the words "approval by the stockholders of the Company."

          Section 1.03   Notice of Termination.  Executive agrees that during
                         ---------------------
the pendency of any negotiations or transaction during 1999 looking to, or which would result in, a Change in Control, and for a period of one year following the date of a Change in Control resulting therefrom, in addition to any other requirements of the Agreement, the Executive shall provide the Company not less than 120 days advance notice of his voluntary termination. Compliance with this
Section 1.03 shall be a condition precedent to Executive's right to benefits provided in Sections 1.04, 1.05 and 1.06 below.

          Section 1.04  Supplemental Retirement Income Plan.  The Executive's
                        -----------------------------------
Benefit under Section 4.1 of the Company's Supplemental Retirement Income Plan (the "Retirement Plan") shall be fifty-two and one-half percent (52.5%) of his Final Average Monthly Compensation and such Benefit shall be fully Vested, effective upon the date of the Change in Control, notwithstanding any provision of the Retirement Plan to the contrary. The terms "Benefit", "Final Average Monthly Compensation" and "Vested" shall have the meanings set forth in the Retirement Plan. The Retirement Plan shall automatically be amended to reflect this change upon the date of the Change in Control, without further action of the Company or the Executive.

          Section 1.05  Termination Following Change in Control.  Any
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limitations, whether contained in the Agreement or any other plan or program of the Company, which limit payments to Executive to the maximum amount which the Company shall be entitled to deduct as a compensation expense on its federal income tax return shall not be applicable, and the Executive shall be entitled to receive all payments and benefits which would otherwise be payable if there were no such limitations. In addition, the definition of "Termination Period" in Appendix B to the letter dated December 9, 1994 from Gary J. Hasenbank to the Executive shall be amended by changing "one year" in paragraph E to "two years".

          Section 1.06  Gross-Up Payments for Excise Taxes.  This Section 1.06
                        ----------------------------------
shall be applicable if there is a Change in Control and the Executive is entitled to compensation pursuant to Section III of the letter dated December 9, 1994 from Gary J. Hasenbank to the Executive, as amended, as a result of termination of his employment during the Termination Period (as therein

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defined) other than by reason of a Nonqualifying Termination (as so defined). In the event that the payments or benefits provided for in the Agreement or otherwise payable to the Executive (either before or after the date hereof) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and will be subject to the excise tax imposed by Section 4999 of the Code, then the Executive shall receive (i) a payment from the Company sufficient to pay such excise tax, and
(ii) an additional payment from the Company sufficient to pay the excise tax and all taxes (including, but not limited to, federal and state income and employment taxes) arising from the payments made by the Company to the Executive pursuant to this sentence. Unless the Company and Executive otherwise agree in writing, the determination of Executive's excise tax liability shall be made in writing by one of the five largest accounting firms in the United States which is mutually acceptable to the Company and Executive (the "Accountants"). For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all fees and costs the Accountants may reasonably charge or incur in connection with any calculations contemplated by this Section. The Company further agrees that, if at any time it is determined by the appropriate tax authority that a greater excise tax liability is due than the amount which is determined by the Accountants, the Executive shall receive a further payment from the Company sufficient to pay such additional excise tax liability and all taxes (including, but not limited to, federal and state income and employment taxes) arising from such further payment.

          Section 1.07  Agreement Not to Compete.  Executive Agrees that if
                        ------------------------
there is a Change in Control during 1999, and if during the two year period thereafter the Executive shall voluntarily terminate his employment with the Company, other than for Good Reason (as defined in the Agreement), then for a period of one year following such termination the Executive shall not engage in any activities, whether as employer, proprietor, partner, stockholder (other than the holder of less than 5% of the stock of a corporation, the securities of which are traded on a national securities exchange or the NASDAQ National Market System), director, officer, employee or otherwise, in competition with (1) the businesses conducted at the date hereof by the Company or (2) any business in which the Company is substantially engaged at the time of the Change in Control.

          Section 1.08  Payment of Professional Fees.  The Company shall pay the
                        ----------------------------
reasonable professional fees incurred by the Executive in connection with this amendment to his employment agreement and related matters.

          This Amendment shall at all times be construed, interpreted and enforced in accordance with the laws of the State of Delaware, notwithstanding that the laws of any other jurisdiction may be applicable to the Agreement.

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     IN WITNESS WHEREOF, the Executive and the undersigned duly authorized officer of the Company have executed and delivered this amendment as of the date set forth in the first paragraph above.


                              PINKERTON'S, INC.


                              By: /s/ Denis R. Brown
                                 _______________________________
                                      Denis R. Brown
                                      President and Chief Executive Officer

                              PINKERTON MANAGEMENT CORPORATION


                              By: /s/ Denis R. Brown
                                 _______________________________
                                      Denis R. Brown
                                      President and Chief Executive Officer

                              C. Michael Carter

                                  /s/ C. Michael Carter
                              __________________________________
                                      C. Michael Carter

LC990220.034/8+

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